Exhibit 99.44

WonderFi to Acquire Additional $6.8m CAD of Crypto and DeFi Assets

Vancouver, British Columbia--(Newsfile Corp. - September 7, 2021) - WonderFi Technologies Inc. (NEO: WNDR) (OTC PINK: WONDF) (the "Company" or "WonderFi") today announced that it has received approval from its Board of Directors to purchase up to $6.8 million CAD in digital assets weighted across key assets that drive value in the decentralized finance ("DeFi") sector, adding to its existing balance of long-term holdings.

"The acquisition of these assets is supportive of WonderFi's mission of providing better access to DeFi, which at this time is difficult to achieve in a simple and secure way", commented Ben Samaroo, CEO of WonderFi.

WonderFi's crypto and DeFi asset allocation is driven by research and data insights from the sector, and the Company targets assets that provide long-term value. All assets are screened for technology risk, market risk and governance risk prior to acquisition and are monitored on an ongoing basis.

WonderFi's purchases will be executed using a dollar cost averaging strategy in order to mitigate short- term price volatility in the assets. The first tranche of these purchases was completed on September 6, 2021 and included $1.8 million CAD of Bitcoin, Ethereum, Uniswap, Compound, Aave, Maker and Yearn. These recent purchases bring WonderFi's digital asset treasury to approximately $5.0 million CAD as of September 6, 2021.

The Company intends to generate yield on certain assets held in its treasury through staking and other DeFi mechanisms, in circumstances where the Company deems it to be sufficiently secure to do so.

The Company has also entered into a master services agreement with Native Ads, Inc. ("Native Ads"). Under the terms of the agreement, Native Ads will provide a combination of content development, web development, media buying and distribution, and reporting and optimization to the Company at a total cost of $250,000 USD over an expected twelve-month period. Native Ads is a full-service advertising agency based in Vancouver, BC, that owns and operates a proprietary ad exchange with over 80 integrated supply side platforms.

WonderFi is also pleased to announce that its common shares have begun trading on the OTC Pink Market in the United States under the symbol "WONDF". The Company is in the process of applying to uplist to the OTCQB Venture Market ("OTCQB"). The Company's common shares will continue to trade on the NEO Exchange in Canada under the symbol "WNDR". The OTCQB application remains subject to the approval of the OTCQB and the satisfaction of certain listing requirements.

Additional Information

For additional information, please contact:

WonderFi Technologies Inc.

Investor Relations Contact: invest@wonder.fi

Media Contact: press@wonder.fi

ABOUT WONDERFI

WonderFi is a leading technology company with the mission of creating better access to DeFi through the core principles of simplicity and education. WonderFi has a multi-pronged business strategy which includes a high-growth consumer finance app which will serve as a trusted gateway to the new financial system, and a digital asset portfolio which consists of leading crypto and DeFi assets. WonderFi's executive team and Board of Directors have an established track record in finance and crypto, with previous experience at Amazon, Shopify, PayPal, Galaxy Digital, Hut 8 and BIGG Digital. WonderFi's core team of engineers and technologists believe that everyone should have equal access to finance, and are aligned in the mission to empower people around the world to access DeFi in a simple, smart and secure way. For more information, visit www.wonder.fi.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such "could", "intend", "expect", "believe", "will", "projected", "estimated", or variations of such words. The forward-looking information and forward-looking statements contained herein may include, but are not limited to, information concerning: purchasing an additional $5 million CAD of digital assets and the ability of the Company to generate yield from its digital assets held in treasury.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward- looking information and statements are the following: the ability of the Company to purchase digital assets that provide long-term value; the ability of the Company to determine circumstances where it is sufficiently secure to generate yield from digital assets held in treasury; changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither NEO Exchange nor its Regulation Services Provider (as that term is defined in policies of the NEO Exchange) accepts responsibility for the adequacy or accuracy of this news release.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/95696